VERTEX PHARMACEUTICALS INCORPORATED
50 NORTHERN AVENUE • BOSTON, MA 02210-1862
TEL. 617-341-6100 • http://www.vrtx.com

FOIA Confidential Treatment Request
The entity requesting confidential treatment is
Vertex Pharmaceuticals Incorporated
50 Northern Avenue
Boston, MA 02210

Attn:	Michael J. LaCascia
Senior Vice President and General Counsel
December 16, 2016
Delivered via EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4546
Washington, DC 20549

Attn:    Jim Rosenberg, Senior Assistant Chief Accountant

Re:    Vertex Pharmaceuticals Incorporated
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 16, 2016
File No. 000-19319

Ladies and Gentlemen:

The purpose of this letter is to respond to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Vertex Pharmaceuticals Incorporated (the “Company”) set forth in the Staff’s letter to Jeffrey M. Leiden, dated December 5, 2016 (the “Comment Letter”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2015. The comments from the Staff are reproduced below together with the Company’s responses. The Company is seeking confidential treatment for portions of this letter pursuant to Rule 83 of the Freedom of Information Act (FOIA).

Notes to Consolidated Financial Statements
B. Collaborative Arrangements
Variable Interest Entities (VIE)
Parion Sciences, Inc., page F-19

Comment 1
We note from your response to comment 1 within your August 12, 2016 letter that your upfront payment and the related fair value of the contingent consideration provided significantly more than half of the financial support to Parion based on an analysis of the fair values of the interests in the legal entity. We further note your response to comment 6 of the same letter that de minimis value was attributed to Parion’s assets other than the Licensed Assets. Please explain to us your analysis under ASC 810-10-25-55, supporting your

Securities and Exchange Commission
December 16, 2016

conclusion that the fair value of the specified assets is more than half of the total fair value of Parion’s assets after the execution of the Strategic Collaboration and License Agreement. Include within your response an explanation as to whether the fair value of Parion’s assets include both the fair value of the Licensed Assets (since the Licensed Assets remain in Parion) and the fair value of the consideration (upfront and contingent) received by Parion for the Licensed Assets and the basis for your conclusion.

Response 1
Confidential Treatment Requested by Vertex Pharmaceuticals Incorporated pursuant to Rule 83, Request #1
ASC 810-10-25-55 indicates that “A variable interest in specified assets of a VIE (such as a guarantee or subordinated residual interest) shall be deemed to be a variable interest in the VIE only if the fair value of the specified assets is more than half of the total fair value of the VIE's assets…” As indicated in the Company’s response to Comment 1 within the August 12, 2016 Response Letter, significantly more than half of the total fair value of Parion Sciences, Inc. (“Parion”) was related to the Licensed Assets (defined in the Company’s response to Comment 1 within the August 12, 2016 Response Letter) which resulted in the Company having a variable interest in Parion as a whole. In concluding that [**] was related to the Licensed Assets, the Company considered ASC 810-10-25-37 in determining at what point in time to perform the analysis. ASC 810-10-25-37 indicates “The initial determination of whether a legal entity is a VIE shall be made on the date at which a reporting entity becomes involved with the legal entity. For purposes of the Variable Interest Entities Subsections, involvement with a legal entity refers to ownership, contractual, or other pecuniary interests that may be determined to be variable interests.” Consistent with this guidance, the Company’s analysis was performed upon the execution of the strategic collaboration and license agreement (the “Agreement”) with Parion.
The fair value of Parion’s total assets upon the execution of the Agreement was $[**] and comprised of the following:

Licensed Assets	$255.3 million
[**]	$[**]
[**]	$[**]
As previously discussed in the Company’s response to Comment 1 within the August 12, 2016 Response Letter, the Company performed valuation analyses for Parion’s other research and development programs, including P-321, which is being developed for the treatment of dry eye disease, and Parion’s trans-nasal pulmonary aerosol delivery (“tPAD”) system, which is being developed for use in the treatment of cystic fibrosis and chronic obstructive pulmonary disease. In each case, the Company concluded that Parion’s other research and development programs [**]. Based upon the Company’s analysis at the time it became involved with Parion, approximately [**] of Parion’s total assets was attributed to the Licensed Assets. Since the Agreement represents a variable interest in specified assets (the Licensed Assets) and, as detailed above, the Licensed Assets represent [**] of Parion’s total assets, the Company deemed that the Agreement is a variable interest in Parion.

Securities and Exchange Commission
December 16, 2016

In performing its analysis, the Company concluded that the (i) $80 million upfront payment, (ii) the estimated fair value of the contingent research and development milestones potentially payable by the Company to the Parion legal entity and (iii) the estimated fair value of potential royalty payments payable by the Company to the Parion legal entity should not be included in the determination of total assets when performing that above referenced analysis.

ASC 810-10-55-19 states in part that “the identification of variable interests involves determining which assets, liabilities, or contracts create the legal entity’s variability and which assets, liabilities, equity, and other contracts absorb or receive that variability. The latter are the legal entity’s variable interests.” In determining whether the Agreement with Parion represented a variable interest, the Company considered the variability that Parion was designed to create and determined that the variability related to the development and commercialization of the Licensed Assets. Immediately prior to the Company’s involvement with Parion, the variability associated with the development and commercialization was absorbed by Parion’s equity holders. Through the Agreement, Vertex became exposed to variability related to the Licensed Assets and the equity holders’ exposure to variability in Parion was reduced. As such, given that Vertex is exposed to the variability [**], the Company concluded that the Agreement constituted a variable interest. Because the upfront cash payment and any contingent future payments are part of the Agreement, the Company believes that including such amounts is inconsistent with the purpose of determining whether the Agreement is a creator of or absorber of variability (i.e. a variable interest).

The Company also noted that the execution of the Agreement did not, by design, create any new variability within Parion; and that the fair value of Parion would not have increased by virtue of executing the Agreement. The Company believes this further supported its conclusion that the (i) $80 million upfront payment, (ii) the estimated fair value of the contingent research and development milestones potentially payable by the Company to the Parion legal entity and (iii) the estimated fair value of potential royalty payments payable by the Company to Parion should not be included in the analysis. The Company acknowledged that any value monetized by Parion upon execution of the Agreement would have been contemplated in the fair value of Parion, and thus there would be no change in the fair value of Parion right before and immediately after the execution of the Agreement. Therefore, the consideration of including both the value of the License Assets along with the consideration transferred to Parion would have effectively double counted the value of the License Assets.

The Company respectfully requests that the information contained in the above response that have been marked [**] be treated as confidential information and that the Commission provide timely notice to Michael J. LaCascia, the Company’s Senior Vice President and General Counsel, 50 Northern Avenue, Boston, Ma 02210, (617) 961-7018, before it permits any disclosure of the information in the above response.

Comment 2
We note your response to comment 5 of our letter dated September 30, 2016 regarding the calculation of goodwill upon consolidation of Parion. Please provide us with a quantitative breakdown of your calculation of the goodwill recognized upon consolidation of Parion in the following format:

Securities and Exchange Commission
December 16, 2016

Item	ASC Reference	Amount
Fair value of consideration transferred	ASC 805-30-30-1(a)(1)
Plus: Fair value of noncontrolling interest	ASC 805-30-30-1(a)(2)
Less: Identifiable assets of Parion measured in accordance with Topic 805	ASC 805-30-30-1(b)
Plus: Identifiable liabilities of Parion measured in accordance with Topic 805	ASC 805-30-30-1(b)
Equals: Goodwill recognized at the acquisition date	ASC 805-30-30-1

Response 2

Confidential Treatment Requested by Vertex Pharmaceuticals Incorporated pursuant to Rule 83, Request #2
The Company wishes to clarify its calculation of goodwill as a result of its consolidation of Parion using the following table format as requested by the Staff:

Amount (in millions)
Fair value of consideration transferred [1]	$ -
Plus: Fair value of noncontrolling interest[2]	164.3
Less: Identifiable assets of Parion measured in accordance with Topic 805[3]	(255.30)
Plus: Identifiable liabilities of Parion measured in accordance with Topic 805[4]	101.5
Equals: Goodwill recognized at the acquisition date	$10.5

[1]
The Company notes that while there was a transfer of $80 million to Parion, because Parion became a consolidated entity, the cash remained within Vertex’s consolidated financial statements and therefore does not constitute consideration transferred pursuant to ASC 805. Rather, the cash was reclassified as restricted cash within the consolidated balance sheet. Similarly, the value of any contingent future payments pursuant to the Agreement between Vertex and Parion eliminate in consolidation and therefore do not constitute consideration transferred under ASC 805. Thus, when determining the valuation of goodwill the fair value of consideration transferred is zero since there was no consideration transferred outside the consolidated group.

[2]	The fair value of the noncontrolling interest represents the estimated value a market participant would pay for the common stock in Parion and was determined pursuant to ASC 820.

[3]
The fair value of the identifiable assets includes the in-process research and development assets related to Parion’s pulmonary ENaC platform that are licensed by Parion to the Company. As previously discussed in the Company’s response to Comment 1 within the August 12, 2016 Response Letter, the Company performed valuation analyses for Parion’s other programs, including P-321 and the tPAD system – and concluded that [**].

Securities and Exchange Commission
December 16, 2016

[4]
The fair value of the identifiable liabilities includes the deferred tax liability ($91.0 million) resulting from the basis difference in the Licensed Assets, as well as certain other net liabilities held by Parion ($10.5 million).

The Company respectfully requests that the information contained in the above response that have been marked [**] be treated as confidential information and that the Commission provide timely notice to Michael J. LaCascia, the Company’s Senior Vice President and General Counsel, 50 Northern Avenue, Boston, Ma 02210, (617) 961-7018, before it permits any disclosure of the information in the above response.
_____________________________________________________________________________________
The Company acknowledges that:
1)     the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (617) 961-5171 or Caroline Wishart at (617) 341-6864 if you have any questions or concerns with respect to this matter.

Very truly yours,

/s/ Paul Silva

Paul Silva
Senior Vice President and Corporate Controller (Principal Accounting Officer)